Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Year Ended December 31,
	2017	2016	2015	2014 (1)	2013
	(in millions, except ratios)
Fixed charges:
Interest cost and debt expense	$249	$191	$89	$17	$3
Interest allocable to rental expense (2)	46	47	47	14	1
Total	$295	$238	$136	$31	$4

Earnings:
Consolidated pretax income (loss) from continuing operations	$20	$(16)	$185	$22	$37
Fixed charges	295	238	136	31	4
Interest capitalized	(4)	(2)	(1)	(1)	—
Total	$311	$220	$320	$52	$41

Ratio of Earnings to Fixed Charges (3)	1.05	•	2.35	1.68	10.25
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(1)	For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes.

(2)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.

(3)	The ratio of coverage in 2016 was less than 1:1. The Partnership would have needed to generate additional earnings from continuing operations of $18 million to achieve a coverage of 1:1 in 2016.